Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Final Reminder to Register for The D-Wave Analyst Day 2022

D-Wave Analyst Day 2022: Welcome to

Commercial Quantum Computing

Quantum computing can be complex, but building a commercial business around it shouldn’t be. Don’t miss joining D-Wave, the world’s only commercial quantum computing company, at our first Investor Analyst Day on Thursday, May 12th. The event is virtual and will be hosted by D-Wave’s CEO, Alan Baratz, and CFO, John Markovich. At the event, we will showcase how our strategy of developing and building annealing quantum computers and making them available via our Quantum Computing as a Service (QCaaS) platform enables us to sell into the Global 2000: expanding practical quantum hybrid business applications and unlocking the approximately 25% of the total addressable market today. We will be hosting a customer and partner panel with live Q&A session. D-Wave’s customers are building quantum applications for a broad spectrum of industries and use cases such as logistics, portfolio optimization, drug discovery, materials sciences, scheduling, fault detection, traffic congestion, and supply chain management. During Analyst Day, we will frame the near- and longer-term opportunity for commercial quantum computing; provide an update on our progress, and host a Q&A session with D-Wave management. The virtual meeting will begin promptly at 10:00am and conclude at 12:00pm EDT.

D-Waves Investor Highlights:

•

Possess the annealing quantum computing technology necessary to solve commercial combinatorial optimization problems that is estimated to represent approximately 25% of the total addressable quantum market (TAM)

•	The only commercial quantum computing company with more than two dozen Forbes Global 2000 customers

•	A highly diversified customer base with Quantum Computing as a Service (QCaaS) from commercial customers representing nearly 2/3rds of 2021 revenue

•	Over fifteen years of experience in developing and building annealing quantum computers and currently working on the sixth-generation system

•	The only independent quantum computing company offering the full stack of quantum offerings, including software, professional services, and systems

•	Demonstrated application speed-ups on important real-world problems

•	A dual-product approach building both annealing and gate-model quantum computers positioning D-Wave to address the full quantum market

•

With more than 200 U.S. granted patents and more than 200 additional issued and pending patents worldwide, the D-Wave patent portfolio is ranked by the Quantum Economic Development Consortium (QED-C) as top five worldwide in the quantum computing industry and the largest number of quantum computing-related patents

About D-Wave:

D-Wave is a leader in the development and delivery of quantum computing systems, software, and services, and is the world’s first commercial supplier of quantum computers—and the only quantum computing provider that has operational and commercial experience running a quantum computing business at scale. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel. View our Investor page to learn more.

Announcement Details:

Business release

Investor presentation

S-4 filing

Please email D-Wave IR@dwavesys.com with any additional questions.

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital, Inc. (“DPCM”) is provided in a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM to vote on the transaction. D-Wave Quantum Inc. and DPCM urge investors, stockholders, and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Stockholders also may obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada; or via email at shareholdercomm@dwavesys.com; and DPCM, 382 NE 191 Street, #24148, Miami, Florida 33179; or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, also can be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks, and we cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, and uncertainties and factors set forth in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction and other filings by D-Wave Quantum Inc. and DPCM with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM, or D-Wave; nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.